                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-8F

                     APPLICATION PURSUANT TO SECTION 8(F)
                   OF THE INVESTMENT COMPANY OF 1940 ("ACT")
               AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
                COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.  GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

    [X]  MERGER
    [ ]  LIQUIDATION
    [ ]  ABANDONMENT OF REGISTRATION
         (Note: Abandonment of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
    [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
         (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: The Travelers Series Trust

3.  Securities and Exchange Commission File No.: 811-06465

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [X]  Initial Application     [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    One Cityplace, Hartford, CT 06103-3415

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Francine S. Hayes
    c/o State Street Corporation
    Two Avenue de Lafayette, 6th Floor
    Boston, MA 02111
    (617) 662-3969

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

    Travelers Asset Management International Company LLC, 282 Trumbull Street, Hartford, CT 06103 (records relating to its functions as investment advisor)
    Contact: Jack Huntington, (617) 578-3057

    Travelers Investment Adviser Inc., 282 Trumbull Street, Hartford, CT 06103 (records relating to its functions as investment advisor)
    Contact: Jack Huntington, (617) 578-3057

    PFPC Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent)
    Contact: Al Menard, (508) 871-9727

    State Street Bank and Trust Company, Two Avenue de Lafayette, Boston, MA 02111 (records relating to its functions as custodian and administrator)
    Contact: Francine S. Hayes, (617) 662-3969

    NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

    [X]  Management company;
    [ ]  Unit investment trust; or
    [ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X]  Open-end    [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    The Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    ADVISERS
    ________

    Travelers Asset Management International Company LLC/1/
    282 Trumbull Street
    Hartford, CT 06103

--------
/1/ Effective May 16, 2006, Travelers Asset Management International Company LLC was deregistered as an investment adviser.

    Travelers Investment Adviser Inc. /2/
    282 Trumbull Street
    Hartford, CT 06103

    SUBADVISERS
    ___________

    AIM Capital Management, Inc.
    11 Greenway Plaza, Suite 100
    Houston, TX 77046-1173

    Deutsche Investment Management Americas, Inc.
    345 Park Ave - 27th floor
    New York, NY 10154

    Dreman Value Management L.L.C.
    c/o Contrarian Services Corp.
    Harborside Financial Center
    Plaza 10 Suite 800
    Jersey City, NJ 07311

    Federated Investment Management Company
    Federated Investors Tower
    1001 Liberty Avenue
    Pittsburgh, PA 15222-3779

    Federated Equity Management Company of Pennsylvania
    Federated Investors Tower
    1001 Liberty Avenue
    Pittsburgh, PA 15222-3779

    Fidelity Management & Research Company
    82 Devonshire Street N7A
    Boston, MA 02109

    Janus Capital Management LLC
    100 Filmore Street
    Denver, Colorado 80206-4928

    Jurika & Voyles, L.P.
    1999 Harrison Street
    Suite 700, Oakland, CA 94612

    Lazard Asset Management LLC
    30 Rockefeller Plaza
    New York, NY 10112

--------
/2/   Effective May 16, 2006, Travelers Investment Adviser Inc. was
 _    deregistered as an investment adviser.

    Massachusetts Financial Services Company
    500 Boylston Street, 21st Fl
    Boston, MA 02116-3741

    Merrill Lynch Investment Managers, L.P. dba Mercury Advisors
    800 Scudders Mill Road, Section 2F
    Plainsboro, NJ 08536

    Mondrian Investment Partners Ltd.
    Two Commerce Square
    2001 Market Street, Suite 3810
    Philadelphia PA 19103

    NWQ Investment Management Company
    2049 Century Park East, 16th Floor
    Los Angeles, CA 90067

    Pioneer Investment Management, Inc.
    60 State Street
    Boston, MA 02109

    Smith Barney Fund Management LLC
    399 Park Ave., 4th Floor
    New York, NY 10022

    Salomon Brothers Asset Management Inc./3/
    399 Park Ave., 4th Floor
    New York, NY 10022

    TIMCO Asset Management Inc. /4/
    450 Columbus Boulevard, 5SB
    Hartford, CT 06103-0041

    Morgan Stanley Investment Management, Inc., dba Van Kampen Asset Management, Inc.
    1 Parkview Plaza, 8th Floor
    Oakbrook Terrace, IL 60181

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Not applicable

13. If the fund is a unit investment trust ("UIT") provide: Not applicable.

--------
/3/  Effective December 1, 2005, Salomon Brothers Asset Management Inc. became a
 _   wholly-owned subsidiary of Legg Mason, Inc.
/4/  Effective December 1, 2005, TIMCO Asset Management Inc. became a
 _   wholly-owned subsidiary of Legg Mason, Inc.

    (a)  Depositor's name(s) and address(es):
    (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [X] Yes    [ ] No

    If Yes, for each UIT state:

    Names(s):
    File No.: 811-
    Business Address:

NAME OF SEPARATE ACCOUNT                                 FILE NO.   BUSINESS ADDRESS
-------------------------------------------------------- ---------- -------------------------------
MetLife of CT Fund ABD for Variable Annuities (formerly  811-07465  MetLife
Travelers Fund ABD for Variable Annuities)                          One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund ABD II for Variable Annuities         811-07463  MetLife
(formerly Travelers Fund ABD II for Variable Annuities)             One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund BD for Variable Annuities (formerly   811-08242  MetLife
Travelers Fund BD for Variable Annuities)                           One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund BD II for Variable Annuities          811-07259  MetLife
(formerly Travelers Fund BD II for Variable Annuities)              One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund BD III for Variable Annuities         811-08225  MetLife
(formerly Travelers Fund BD III for Variable Annuities)             One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund BD IV for Variable Annuities          811-08223  MetLife
(formerly Travelers Fund BD IV for Variable Annuities)              One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund U for Variable Annuities (formerly    811-03575  c/o MetLife
Travelers Fund U for Variable Annuities)                            501 Boylston Street
                                                                    Boston, MA 02116

MetLife of CT Fund UL for Variable Life Insurance        811-03927  MetLife
(formerly Travelers Fund UL for Variable Life Insurance)            One CityPlace
                                                                    185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund UL II for Variable Life Insurance     811-07411  MetLife
(formerly Travelers Fund UL II for Variable Life                    One CityPlace
Insurance)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Fund UL III for Variable Life Insurance    811-09215  MetLife
(formerly Travelers Fund UL III for Variable Life                   One CityPlace
Insurance)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account PF for Variable Annuities 811-08313  MetLife
(formerly Travelers Separate Account PF for Variable                One CityPlace
Annuities)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account PF II for Variable        811-08317  MetLife
Annuities (formerly Travelers Separate Account PF II for            One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account QP for Variable Annuities 811-07487  MetLife
(formerly Travelers Separate Account QP for Variable                One CityPlace
Annuities)                                                          185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account QPN for Variable          333-136191 c/o MetLife
Annuities (formerly Travelers Separate Account QPN for              501 Boylston Street
Variable Annuities)                                                 Boston, MA 02116

MetLife of CT Separate Account TM for Variable           811-08477  MetLife
Annuities (formerly Travelers Separate Account TM for               One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account TM II for Variable        811-08479  MetLife
Annuities (formerly Travelers Separate Account TM II for            One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Five for Variable         811-08867  MetLife
Annuities (formerly Travelers Separate Account Five for             One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Six for Variable          811-08869  MetLife
Annuities (formerly Travelers Separate Account Six for              One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Seven for Variable        811-08909  MetLife
Annuities (formerly Travelers Separate Account Seven for            One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Eight for Variable        811-08907  MetLife
Annuities (formerly Travelers Separate Account Eight for            One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Nine for Variable         811-09411  MetLife
Annuities (formerly Travelers Separate Account Nine for             One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Ten for Variable          811-09413  MetLife
Annuities (formerly Travelers Separate Account Ten for              One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Eleven for Variable       811-21262  MetLife
Annuities (formerly TIC Separate Account Eleven for                 One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Twelve for Variable       811-21266  MetLife
Annuities (formerly TLAC Separate Account Twelve for                One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Thirteen for Variable     811-21263  MetLife
Annuities (formerly TIC Separate Account Thirteen for               One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Separate Account Fourteen for Variable     811-21267  MetLife
Annuities (formerly TLAC Separate Account Fourteen for              One CityPlace
Variable Annuities)                                                 185 Asylum Street
                                                                    Hartford, CT 06103

MetLife Insurance Company of CT Variable Annuity         811-21220  MetLife
Separate Account 2002 (formerly TIC Variable Annuity                One CityPlace
Separate Account 2002)                                              185 Asylum Street
                                                                    Hartford, CT 06103

MetLife Life and Annuity Company of CT Variable          811-21221  MetLife
Annuity Separate Account 2002 (formerly TLAC Variable               One CityPlace
Annuity Separate Account 2002)                                      185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Variable Life Insurance Separate Account   811-08952  MetLife
One (formerly The Travelers Variable Life Insurance                 One CityPlace
Separate Account One)                                               185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Variable Life Insurance Separate Account   811-07891  MetLife
Two (formerly The Travelers Variable Life Insurance                 One CityPlace
Separate Account Two)                                               185 Asylum Street
                                                                    Hartford, CT 06103

MetLife of CT Variable Life Insurance Separate Account   811-08950  MetLife
Three (formerly The Travelers Variable Life Insurance               One CityPlace
Separate Account Three)                                             185 Asylum Street
                                                                    Hartford, CT 06103

Citicorp Life Variable Annuity Separate Account          811-08628  Citicorp
                                                                    800 Silver Lake Blvd.
                                                                    Dover, DE 19904

First Citicorp Life Variable Annuity Separate Account    811-08732  Citicorp Life Insurance Company
                                                                    One CityPlace
                                                                    Hartford, CT 06603

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes    [ ] No

    If Yes, state the date on which the board vote took place: November 10, 2005 for the following series of the Trust: Equity Income Portfolio, Federated Stock Portfolio, Managed Allocation Series: Aggressive Portfolio, Managed Allocation Series: Conservative Portfolio, Managed Allocation
    Series: Moderate Portfolio, Managed Allocation Series: Moderate-Aggressive Portfolio, Managed Allocation Series: Moderate-Conservative Portfolio, MFS Mid Cap Growth Portfolio, MFS Total Return Portfolio, Mondrian International Stock Portfolio, Salomon Brothers Strategic Total Return Bond Portfolio, Travelers Managed Income Portfolio, Travelers Quality Bond Portfolio and Van Kampen Enterprise Portfolio and January 25, 2006 for the following series of the Trust: AIM Capital Appreciation Portfolio, Convertible Securities Portfolio, Disciplined Mid Cap Stock Portfolio, Federated High Yield Portfolio, Large Cap Portfolio, Mercury Large Cap Core Portfolio, MFS Value Portfolio, Pioneer Fund Portfolio, Pioneer Mid Cap Value Portfolio, Pioneer Strategic Income Portfolio, Strategic Equity Portfolio, Style Focus Series: Small Cap Growth Portfolio, Style Focus
    Series: Small Cap Value Portfolio and U.S. Government Securities Portfolio.

    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes    [ ] No

         If Yes, state the date on which the shareholder vote took place:

         March 14, 2006 for the following series of the Trust:

         1.  Equity Income Portfolio
         2.  Federated Stock Portfolio
         3.  Managed Allocation Series: Aggressive Portfolio
         4.  Managed Allocation Series: Conservative Portfolio
         5.  Managed Allocation Series: Moderate Portfolio
         6.  Managed Allocation Series: Moderate-Aggressive Portfolio
         7.  Managed Allocation Series: Moderate-Conservative Portfolio
         8.  MFS Mid Cap Growth Portfolio
         9.  MFS Total Return Portfolio
         10. Mondrian International Stock Portfolio
         11. Salomon Brothers Strategic Total Return Bond Portfolio
         12. Travelers Managed Income Portfolio
         13. Travelers Quality Bond Portfolio
         14. Van Kampen Enterprise Portfolio

         April 12, 2006 for the following series of the Trust:

         1.  AIM Capital Appreciation Portfolio
         2.  Convertible Securities Portfolio
         3.  Disciplined Mid Cap Stock Portfolio

         4.  Federated High Yield Portfolio
         5.  Large Cap Portfolio
         6.  Mercury Large Cap Core Portfolio
         7.  MFS Value Portfolio
         8.  Pioneer Fund Portfolio
         9.  Pioneer Mid Cap Value Portfolio
         10. Pioneer Strategic Income Portfolio
         11. Strategic Equity Portfolio
         12. Style Focus Series: Small Cap Growth Portfolio
         13. Style Focus Series: Small Cap Value Portfolio
         14. U.S. Government Securities Portfolio

         If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes         [ ] No

    (a)  If Yes, list the date(s) on which the fund made those distributions:

         April 26, 2006 for all Portfolios except Managed Allocation Series:
         Aggressive Portfolio, Managed Allocation Series: Conservative Portfolio, Managed Allocation Series: Moderate Portfolio, Managed Allocation Series: Moderate-Aggressive Portfolio and Managed Allocation Series: Moderate-Conservative Portfolio

         April 27, 2006 for Managed Allocation Series: Aggressive Portfolio, Managed Allocation Series: Conservative Portfolio, Managed Allocation
         Series: Moderate Portfolio, Managed Allocation Series:
         Moderate-Aggressive Portfolio and Managed Allocation Series:
         Moderate-Conservative Portfolio

    (b)  Were the distributions made on the basis of net assets?

         [X] Yes    [ ] No

    (c)  Were the distributions made PRO RATA based on share ownership?

         [X] Yes    [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  LIQUIDATIONS ONLY: Not applicable
         Were any distributions to shareholders made in kind?

         [ ] Yes  [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY: Not applicable.

    Has the fund issued senior securities?

    [ ] Yes  [ ] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

    [X] Yes  [ ] No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ] Yes  [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

    [ ] Yes  [X] No

    If Yes,
    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b)  Why has the fund retained the remaining assets?

    (c)  Will the remaining assets be invested in securities?

    [ ] Yes  [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ] Yes  [X] No

    If Yes,

    (a)  Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

       (i)   Legal expenses:                                $  296,438.47
       (ii)  Accounting expenses:                           $   47,233.46
       (iii) Other expenses (list and identify separately):
                                 Other- Proxy Services      $  517,119.28
                                 Other- Proxy Statements    $  328,187.46
                                                            -------------
       (iv)  Total expenses (sum of lines (i)-(iii) above): $1,188,978.67

    (b)  How were those expenses allocated?

    The expenses were allocated to each series of the Trust except for the U.S. Government Portfolio. The expenses of the U.S. Government Securities Portfolio were allocated to the surviving portfolio, the U.S. Government Portfolio, a series of the Metropolitan Series Fund, Inc.

    (c)  Who paid those expenses?

    The expenses of the U.S. Government Securities Portfolio were paid by the U.S. Government Portfolio, a series of the Metropolitan Series Fund, Inc.

    The expenses for the Convertible Securities Portfolio, Equity Income Portfolio, Federated Stock Portfolio, MFS Mid Cap Growth Portfolio, Salomon Brothers Strategic Total Return Bond Portfolio, Travelers Managed Income Portfolio, Travelers Quality Bond Portfolio and Van Kampen Enterprise Portfolio were paid by each of the respective series of the Trust.

    The expenses of the remaining Portfolios of the Trust were paid by Metropolitan Life Insurance Company and/or its affiliates.

    (d)  How did the fund pay for unamortized expenses (if any)?

    There were no unamortized expenses to be paid for any of the series of the Trust.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes  [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes  [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes  [X] No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    The following series of The Travelers Series Trust were acquired by a series of Met Investors Series Trust ("MIST") or Metropolitan Series Fund, Inc. ("MSF") as set forth in the chart below.

ACQUIRED PORTFOLIO, EACH A SERIES OF THE
TRAVELERS SERIES TRUST                                ACQUIRING PORTFOLIO, A SERIES OF MIST OR MSF
----------------------------------------              --------------------------------------------------------
1. AIM Capital Appreciation Portfolio                 Met/AIM Capital Appreciation Portfolio, a series of MIST
2. Convertible Securities Portfolio                   Lord Abbett Bond Debenture Portfolio, a series of MIST
3. Disciplined Mid Cap Stock Portfolio                Batterymarch Mid-Cap Stock Portfolio, a series of MIST
4. Equity Income Portfolio                            FI Value Leaders Portfolio, a series of MSF
5. Federated High Yield Portfolio                     Federated High Yield Portfolio, a series of MIST
6. Federated Stock Portfolio                          Lord Abbett Growth and Income Portfolio, a series of
                                                      MIST
7. Large Cap Portfolio                                FI Large Cap Portfolio, a series of MSF
8. Strategic Equity Portfolio                         FI Large Cap Portfolio, a series of MSF
9. Managed Allocation Series: Aggressive Portfolio    MetLife Aggressive Allocation Portfolio, a series of MSF
10. Managed Allocation Series: Conservative Portfolio MetLife Conservative Allocation Portfolio, a series of
                                                      MSF
11. Managed Allocation Series: Moderate Portfolio     MetLife Moderate Allocation Portfolio, a series of MSF

ACQUIRED PORTFOLIO, EACH A SERIES OF THE
TRAVELERS SERIES TRUST                                     ACQUIRING PORTFOLIO, A SERIES OF MIST OR MSF
---------------------------------------------------------- --------------------------------------------------------
12. Managed Allocation Series: Moderate-Aggressive         MetLife Moderate to Aggressive Allocation Portfolio, a
    Portfolio                                              series of MSF
13. Managed Allocation Series: Moderate-Conservative       MetLife Conservative to Moderate Allocation Portfolio, a
    Portfolio                                              series of MSF
14. Mercury Large Cap Core Portfolio                       Mercury Large-Cap Core Portfolio, a series of MIST
15. MFS Mid Cap Growth Portfolio                           BlackRock Aggressive Growth Portfolio, a series of MSF
16. MFS Total Return Portfolio                             MFS Total Return Portfolio, a series of MSF
17. MFS Value Portfolio                                    MFS Value Portfolio, a series of MIST
18. Mondrian International Stock Portfolio                 Harris Oakmark International, a series of MIST
19. Pioneer Fund Portfolio                                 Pioneer Fund Portfolio, a series of MIST
20. Pioneer Mid Cap Value Portfolio                        Pioneer Mid-Cap Value Portfolio, a series of MIST
21. Pioneer Strategic Income Portfolio                     Pioneer Strategic Income Portfolio, a series of MIST
22. Salomon Brothers Strategic Total Return Bond Portfolio Salomon Brothers Strategic Bond Opportunities Portfolio,
                                                           a series of MSF
23. Style Focus Series: Small Cap Value Portfolio          Dreman Small-Cap Value Portfolio, a series of MIST
24. Style Focus Series: Small Cap Growth Portfolio         Met/AIM Small Cap Growth Portfolio, a series of MIST
25. Travelers Managed Income Portfolio                     BlackRock Bond Income Portfolio, a series of MSF
26. Travelers Quality Bond Portfolio                       BlackRock Bond Income Portfolio, a series of MSF
27. U.S. Government Securities Portfolio                   Salomon Brothers U.S. Government Portfolio, a series of
                                                           MSF
28. Van Kampen Enterprise Portfolio                        Capital Guardian U.S. Equity Portfolio, a series of MSF

    (b)  State the Investment Company Act file number of the fund surviving the
         Merger:

         The Investment Company Act file number for Metropolitan Series Fund, Inc. is 811-03618.
         The Investment Company Act file number for Met Investors Series Trust is 811-10183.

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

AIM Capital Appreciation Portfolio                          SEC File Number:    811-06465
Disciplined Mid Cap Stock Portfolio                         Accession Number:   0001193125-06-055295
Federated High Yield Portfolio                              Conformed Submission Type:  Form DEF 14A
Mercury Large Cap Core Portfolio                            Filed:  March 15, 2006
MFS Value Portfolio
Pioneer Fund Portfolio
Pioneer Mid Cap Value Portfolio
Pioneer Strategic Income Portfolio
Style Focus Series: Small Cap Value Portfolio

Convertible Securities Portfolio                            SEC File Number:    333-131511
                                                            Accession Number:   0001193125-06-051907
                                                            Conformed Submission Type:  Form 485BPOS
                                                            Filed:  March 13, 2006

Equity Income Portfolio                                     SEC File Number:    333-130350
                                                            Accession Number:   0001193125-06-015112
                                                            Conformed Submission Type:  Form N-14/A
                                                            Filed:  January 30, 2006

Federated Stock Portfolio                                   SEC File Number:    333-130474
                                                            Accession Number:   0001193125-06-014286
                                                            Conformed Submission Type:  Form N-14/A
                                                            Filed:  January 27, 2006

Large Cap Portfolio                                         SEC File Number:    333-131645
Strategic Equity Portfolio                                  Accession Number:   0001193125-06-051254
                                                            Conformed Submission Type:  Form 485BPOS
                                                            Filed:  March 10, 2006

Managed Allocation Series: Aggressive Portfolio             SEC File Number:    333-10351
Managed Allocation Series: Conservative Portfolio           Accession Number:   0001193125-06-015143
Managed Allocation Series: Moderate Portfolio               Conformed Submission Type:  Form N-14/A
Managed Allocation Series: Moderate-Aggressive Portfolio    Filed:  January 30, 2006
Managed Allocation Series: Moderate- Conservative Portfolio

MFS Mid Cap Growth Portfolio                                SEC File Number:    333-130347
                                                            Accession Number:   0001193125-06-014226
                                                            Conformed Submission Type:  Form N-14/A
                                                            Filed:  January 27, 2006

MFS Total Return Portfolio                             SEC File Number:    333-130541
                                                       Accession Number:   0001193125-06-014264
                                                       Conformed Submission Type: Form N-14/A
                                                       Filed: January 27, 2006

Mondrian International Stock Portfolio                 SEC File Number:    333-130346
                                                       Accession Number:   0001193125-06-014240
                                                       Conformed Submission Type:  Form N-14/A
                                                       Filed:  January 27, 2006

Salomon Brothers Strategic Total Return Bond Portfolio SEC File Number:    333-130540
                                                       Accession Number:   0001193125-06-009415
                                                       Conformed Submission Type:  Form N-14/A
                                                       Filed:  January 20, 2006

Style Focus Series: Small Cap Growth Portfolio         SEC File Number:    333-131516
                                                       Accession Number:   0001193125-06-047296
                                                       Conformed Submission Type:  Form 485BPOS
                                                       Filed:  March 7, 2006

Travelers Managed Income Portfolio                     SEC File Number:    333-130538
                                                       Accession Number:   0001193125-06-014258
                                                       Conformed Submission Type:  Form N-14/A
                                                       Filed:  January 27, 2006

Travelers Quality Bond Portfolio                       SEC File Number:    333-130349
                                                       Accession Number:   0001193125-06-015130
                                                       Conformed Submission Type:  Form N-14/A
                                                       Filed:  January 30, 2006

U.S. Government Securities Portfolio                   SEC File Number:    333-131612
                                                       Accession Number:   0001193125-06-051205
                                                       Conformed Submission Type:  Form 485BPOS
                                                       Filed:  March 10, 2006

Van Kampen Enterprise Portfolio                        SEC File Number:    333-130539
                                                       Accession Number:   0001193125-06-015084
                                                       Conformed Submission Type:  Form N-14/A
                                                       Filed:  January 30, 2006

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

   The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Travelers Series Trust, (ii) she is the President of The Travelers Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                  /s/ Elizabeth M. Forget
                                                  -----------------------------
                                                  Elizabeth M. Forget
                                                  President